EXHIBIT 99.(a)(5)(iii)

May 12, 2004

FOR IMMEDIATE RELEASE                                  CONTACT: Mel Switzer, Jr.
                                                       (707) 935-3200


       SONOMA VALLEY BANCORP EXTENDS TENDER OFFER TO FRIDAY, MAY 21, 2004

     Sonoma, CA - May 12, 2004 - Sonoma Valley Bancorp (OTC BB - SBNK) ("Sonoma"), announced the extension of its tender offer from 2:00 p.m. (EST) on May 14, 2004 to the new expiration date of 2:00 p.m. (EST) on May 21, 2004. As previously announced on April 6, 2004, Sonoma commenced a tender offer to purchase up to 100,000 shares of its outstanding common stock at $35.00 per share. Tendering shareholders whose shares are purchased in the tender offer will be paid for the purchased shares after the expiration of the offer period.

     Sonoma is extending its tender offer because there was a distribution problem that delayed the mailing of the tender offer documents to some shareholders. The problem was corrected; however, Sonoma is extending the offer to allow all shareholders ample time to consider whether they wish to participate in the offer and to tender their shares.

     Information regarding Sonoma's tender offer was filed with the Securities and Exchange Commission on Schedule TO and can be viewed at the Securities and Exchange Commission's website at www.sec.gov or on Sonoma's website at www.sonomavalleybank.com.

     Shareholders who have questions, need assistance or would like copies of the tender offer documents may contact Mel Switzer, Jr., Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476, Telephone: (707) 935-3200.

     Shareholders should review the offer to purchase as supplemented, letter of transmittal and related documents mailed to shareholders and made available for distribution to beneficial owners of Sonoma Valley Bancorp's common stock. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

     Neither Sonoma, nor its Board of Directors, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, for purchase by Sonoma.

This news release includes forward-looking statements, which are not historical facts are and which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Management believes there are benefits to shareholders in making these statements. This forward-looking statement includes, but is not limited to, Sonoma's ability to enhance shareholder value. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in Sonoma's publicly available Securities and Exchange
Commission filings. Sonoma Valley Bancorp (NASDAQ-OTCBB:SBNK) undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.